CUSIP No. 33731L100	Page of 8 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Trust Dividend and Income Fund
(Name of Issuer)

Shares of beneficial interest, par value $0.01 per share
(Title of Class of Securities)

33731L100
(CUSIP Number)

David C. Sims, President, Sims Capital Management LLC
225 East Mason Street, Suite 802
Milwaukee, WI  53202-3657
(414) 765-1107
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1e, 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial tiling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33731L100	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Sims Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 343,486
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 343,486
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 33731L100	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON David C. Sims
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,010
	8	SHARED VOTING POWER 343,486
	9	SOLE DISPOSITIVE POWER 8,010
	10	SHARED DISPOSITIVE POWER 343,486
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 33731L100	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Luke E. Sims
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,967
	8	SHARED VOTING POWER 343,486
	9	SOLE DISPOSITIVE POWER 55,967
	10	SHARED DISPOSITIVE POWER 343,486
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 33731L100	Page 5 of 8 Pages

Item 1.	Security and Issuer

Shares of beneficial interest, par value $0.00 per share (“Share” or “Shares”)

First Trust Dividend and Income Fund
120 East Liberty Drive, Suite 400
Wheaton, IL  60187

With this amendment, the reporting persons are amending the disclosures to report that they no longer hold more than 5% of the Shares.  So, upon the filing of this amendment, the reporting persons will cease to be reporting persons with regard to the Shares.

Item 2.	Identity and Background

Sims Capital Management LLC (“SCM”):

(a)
Sims Capital Management LLC (a Wisconsin limited liability company).  Sims Capital Management LLC is owned 50% by David C. Sims and 50% by Luke E. Sims.  Messrs. David C. Sims and Luke E. Sims, respectively, are the only managers and officers of Sims Capital Management LLC.

(b)           225 East Mason Street, Suite 802, Milwaukee, WI  53202-3657
(c)           SEC-registered investment advisor (IA)
(d)           Not applicable
(e)           Not applicable
(f)           United States

David C. Sims:

(a)           David C. Sims
(b)           225 East Mason Street, Suite 802, Milwaukee, WI  53202-3657
(c)	President of Sims Capital Management LLC, an SEC-registered investment advisor (“SCM”). SCM’s business address is 225 East Mason Street, Suite 802, Milwaukee, WI 53202-3657
(d)           Not applicable
(e)           Not applicable
(f)           United States

Luke E. Sims:

(a)           Luke E. Sims
(b)           225 East Mason Street, Suite 802, Milwaukee, WI  53202-3657
(c)	Chairman of Sims Capital Management LLC, an SEC-registered investment advisor. SCM’s business address is 225 East Mason Street, Suite 802, Milwaukee, WI 53202-3657
(d)           Not applicable
(e)           Not applicable
(f)           United States

CUSIP No. 33731L100	Page 6 of 8 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Sims Capital Management LLC purchased Shares with investment funds held by advisory clients.  Sims Capital Management LLC owns no Shares itself.

To the knowledge of Sims Capital Management LLC, no borrowed funds were used by advisory clients in purchasing Shares, except that advisory client Peregrine Investment Fund LLC (“Peregrine”), a private investment fund affiliated with the reporting persons, maintains a customary brokerage margin account with Charles Schwab & Co., Inc. and some portion of Peregrine’s purchases may have been made with borrowed funds.

David C. Sims used his personal investment funds to purchase Shares.

Luke E. Sims used his personal investment funds to purchase Shares.

Item 4.	Purpose of Transaction

The reporting persons have purchased Shares because they believe the Shares are undervalued.    The reporting persons, or any of them, may from time to time purchase additional Shares, either in the open market, in privately-negotiated transactions, or otherwise.  Moreover, the reporting persons, or any of them, may from time to time dispose of Shares, either in the open market, in privately-negotiated transactions, or otherwise.

Sims Capital Management LLC (represented by Messrs. Luke E. Sims and David C. Sims) has had discussions with Fund Trustees and management, and the attached Exhibit 7.1 identifies some of SCM’s key issues and concerns.

The reporting persons believe that the addition of one or more additional shareholder-friendly Trustees to the Fund would be helpful, but the reporting persons have no concrete plan or proposal, nor any specific intent with respect to any such plan or proposal, with respect thereto.

As noted in Exhibit 7.1, the reporting persons have suggested that Fund repurchase Shares in the open market (at an appropriate discount from net asset value) and/or conduct an issuer tender offer as appropriate steps to narrow the current differential between the Share market price and the Fund’s net asset value per share.    Whether, and to what extent, the Fund, its Trustees and management act on the reporting persons’ suggestions is an open issue, and not within the control of the reporting persons.

The Fund has significant net capital loss carryforwards (“Tax Losses”) that can be utilized by the Fund in the future, subject to expiration over a number of years commencing in 2016.   The reporting persons have suggested actions to the Fund, its Trustees and management to use these Tax Losses for the benefit of Fund shareholders and such actions, if implemented, could impact the Fund’s current distribution policy.

CUSIP No. 33731L100	Page 7 of 8 Pages

Except as described above or in Exhibit 7.1, the reporting persons have no firm or fixed plan or proposal, nor any specific intent with respect to any plan or proposal, that needs to be disclosed pursuant to this Item of Schedule 13D.

Item 5.	Interest in Securities of the Company

(a)           The reporting persons in the aggregate (as a group) beneficially own 407,463 Shares, representing 4.9% of the Fund’s 8,259,517 outstanding Shares (based on the Fund’s N-CSR Semi-Annual Report for the six months ended May 31, 2014).  All of these Shares are owned; none are subject to a right to acquire by any reporting person.

(b)           Each reporting person (in the group) has beneficial ownership of Shares as follows:

Sims Capital Management LLC:

(i)	Sole power to vote:	---
(ii)	Shared power to vote:	343,486
(iii)	Sole power to dispose:	---
(iv)	Shared power to dispose:	343,486

David C. Sims:

(i)	Sole power to vote:	8,010
(ii)	Shared power to vote:	343,486
(iii)	Sole power to dispose:	8,010
(iv)	Shared power to dispose:	343,486

Luke E. Sims

(i)	Sole power to vote:	55,967
(ii)	Shared power to vote:	343,486
(iii)	Sole power to dispose:	55,967
(iv)	Shared power to dispose:	343,486

(c)           During the 60-day period preceding the filing of this Schedule 13D, the reporting persons have sold Shares in the open market as follows:

Reporting Person	No. of Shares	Sale Price	Date

Sims Capital Management LLC	12,800	$9.26	08/21/2014

(d)           Each advisory client of Sims Capital Management LLC has the right to receive dividends from, and the proceeds from the sale of, Shares held by such advisory client.  David C. Sims and Luke E. Sims, respectively, each have the right to receive dividends from, and the proceeds from the sale of, his respective Shares.

CUSIP No. 33731L100	Page 8 of 8 Pages

(e)           With this amendment, the reporting persons are amending the disclosures to report that they no longer hold more than 5% of the Shares.  So, upon the filing of this amendment, the reporting persons will cease to be reporting persons with regard to the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

7.1	Copy of letter, dated June 2, 2014, from Sims Capital Management LLC to First Trust and Dividend Fund.*
___________________________
*	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           August 25, 2014

SIMS CAPITAL MANAGEMENT LLC

By:           /s/ David C. Sims
David C. Sims
President